

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2012

<u>Via e-mail</u>
Mr. Garry L. Anselmo
Chief Executive Officer
Silverado Gold Mines Ltd.
5455 152nd Street, Suite 308
Surrey, BC V3S 5A5
Canada

> **Re:** **Silverado Gold Mines Ltd.**
>
> **Form 8-K**
> **Filed January 18, 2011**
>
> **Form 10-K for Fiscal Year Ended November 30, 2010**
> **Filed March 15, 2011**
>
> **Form 10-Q for Fiscal Quarter Ended February 28, 2011**
> **Filed April 14, 2011**
>
> **Form 8-K**
> **Filed October 5, 2011**
>
> **File No. 000-12132**

Dear Mr. Anselmo:

We have completed our review of your filings.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director